Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2019 Results

Preliminary Phase 1 clinical data presented at SITC 2019 demonstrate COM701 is well-
tolerated with initial signals of anti-tumor activity

Initiation of COM902 Phase 1 study in patients with advanced malignancies planned for early 2020

HOLON, ISRAEL, November 11, 2019 –– Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, today reported financial results for the third quarter ended September 30, 2019.

“Our first presentation of clinical data last week at SITC 2019 is an important milestone for Compugen,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “We are encouraged by the initial signals of anti-tumor activity seen with COM701, a first-in-class PVRIG inhibitor, in the monotherapy dose escalation arm of the study treating a very challenging patient population. We believe these results lay a promising foundation for our ongoing and future studies and that our biomarker-driven strategy which focuses on indications we prioritized as most relevant to the PVRIG pathway has the potential to maximize the clinical impact of COM701. We look forward to testing our clinical hypotheses as we advance COM701 to the next stages of our Phase 1 study.”

Dr. Cohen-Dayag continued, “In addition to our progress with COM701, we have advanced COM902, our anti-TIGIT antibody, closer to the clinic with the IND clearance received from the FDA. Initiating clinical trials with our second internally developed asset next year will be another important milestone, and we are particularly enthusiastic given the COM902 preclinical data that were also presented at SITC last week, which further demonstrated that together with a PVRIG inhibitor these two complementary assets have the potential to synergistically address a biologically meaningful axis and possibly improve patient outcomes. Including the Bayer collaboration program targeting ILDR2, COM902 marks the third program to be evaluated in the clinic addressing new drug targets we discovered. We are proud of this remarkable achievement and remain committed to advancing our computationally discovered programs to possibly expand cancer immunotherapy treatment options for patients unresponsive or refractory to existing therapies.”

Recent Corporate Highlights
•
Presented preliminary clinical findings from the ongoing Phase 1 trial of COM701 in patients with advanced solid tumors at the 34th Annual Meeting of the Society for Immunotherapy of Cancer (SITC 2019)

o	COM701 was well-tolerated with no dose-limiting toxicities observed.
o	Initial signals of anti-tumor activity were observed in the heavily pretreated, all comers patient population enrolled in the study.
•	Presented trial-in-progress data at SITC 2019 from the Phase 1 study evaluating COM701 as a monotherapy and in combination with Opdivo® (nivolumab)
o	No dose-limiting toxicities were observed through the third dose level of COM701 with Opdivo.
o	Enrollment for the eighth dose level of COM701 monotherapy as well as the fourth dose level of COM701 with Opdivo are ongoing at IV Q4 weeks schedule.
•
Announced Investigational New Drug (IND) application clearance by the U.S. Food and Drug Administration (FDA) for COM902. A Phase 1 trial in patients with advanced malignancies is expected to begin in early 2020.

•	Presented new preclinical data on COM902 at SITC 2019, supporting its potential role as a cancer immunotherapy treatment in combination with COM701 and PD-1 inhibitors.
•	Granted EPO Patent No. EP3347379 by The European Patent Office, which covers the composition of matter and use of COM902.
•	Granted U.S. Patent No. 10,351,625 by the U.S. Patent and Trademark Office, which covers the method of use of COM701 in combination with any anti-PD-1 antibody.

Financial Results
R&D expenses for the third quarter ended September 30, 2019, were $4.3 million, compared with $7.8 million for the comparable period in 2018. The decrease in R&D expenses was primarily due to the decrease in preclinical activities related to COM902, most of which were completed in 2018, and the cost reduction measures announced by the Company in the first quarter of 2019.

Net loss for the third quarter of 2019 was $6.5 million, or $0.1 per basic and diluted share, compared with a net loss of $3.1 million, or $0.05 per basic and diluted share, in the comparable period of 2018.

As of September 30, 2019, cash, cash equivalents, short-term bank deposits and restricted cash totaled $47.6 million, compared with $45.7 million as of December 31, 2018. The Company has no debt.

Conference Call and Webcast Information
The Company will hold a conference call today, November 11, 2019, at 8:30 am ET to review its third quarter 2019 results and SITC poster presentations. To access the conference call by telephone, please dial 1-888-668-9141 from the United States, or +972-3-918-0609 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable, predictive computational discovery platforms to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered computationally, including T cell immune checkpoints and additional early-stage immune-oncology programs focused largely on myeloid targets. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with facilities in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including statements regarding our belief that the initial signals of anti-tumor activity seen with COM701 in the monotherapy dose escalation arm of the study lay a promising foundation for our ongoing and future studies, that our biomarker-driven strategy focusing on indications we prioritized as most relevant to the PVRIG pathway has the potential to maximize the clinical impact of COM701 and that COM902 together with a PVRIG inhibitor have the potential to synergistically address a biologically meaningful axis and possibly improve patient outcomes. Among these risks: We have limited experience in the development of therapeutic product candidates. Our approach to the discovery of therapeutic products based on our proprietary computational target discovery infrastructure is unproven clinically. The development and commercialization of drug target candidates and their related therapeutic product candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. Moreover, Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. These and other factors, including the ability to finance the Company, are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Bob Yedid
LifeSci Advisors, LLC
Email: bob@lifesciadvisors.com
Tel: +1 (646) 597-6989

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	-	7,800	-	17,800
Cost of revenues	-	684	-	1,034
Gross profit	-	7,116	-	16,766

Operating expenses
Research and development expenses	4,297	7,759	15,502	22,854
Marketing and business development expenses	104	692	492	1,389
General and administrative expenses	2,264	1,997	6,192	6,074
Total operating expenses	6,665	10,448	22,186	30,317

Operating loss	(6,665)	(3,332)	(22,186)	(13,551)
Financial and other income, net	174	221	588	351
Loss before taxes on income	(6,491)	(3,111)	(21,598)	(13,200)
Taxes on income	-	-	722	-
Net loss	(6,491)	(3,111)	(20,876)	(13,200)

Basic and diluted net loss per ordinary share	(0.10)	(0.05)	(0.34)	(0.25)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	65,405,851	57,207,077	62,300,582	53,855,582

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2019	2018
	Unaudited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	47,638	45,675
Other accounts receivable and prepaid expenses	715	903
Total current assets	48,353	46,578

Non-current assets
Long-term prepaid expenses	700	776
Severance pay fund	2,398	2,454
Operating lease right to use Asset	3,400	-
Property and equipment, net	2,478	3,372
Total non-current assets	8,976	6,602

Total assets	57,329	53,180

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	5,200	8,900
Current maturity of operating lease liability	629	-
Short-term deferred participation in R&D expenses	898	1,089
Total current liabilities	6,727	9,989

Non-current liabilities
Long-term deferred participation in R&D expenses	2,752	3,003
Long-term operating lease liability	3,092	-
Accrued severance pay	2,894	2,945
Total non-current liabilities	8,738	5,948

Total shareholders' equity	41,864	37,243
Total liabilities and shareholders' equity	57,329	53,180